February 18, 1998


U.S. Securities and Exchange Commission
Attn: Filing Desk
450 5th Street, N.W.
Washington, DC  20549


RE: Form 17f-2 for Municipal Fund for Temporary Investment
    File No. 811-2919


Dear Gentlemen and Ladies:

Pursuant to Rule 17f-2 of the Investment Company Act of 1940, the above referenced Fund hereby files its Form N-17f-2.

We will obtain confirmation of this filing via our CompuServe account, 72741,733. If there are any questions on this filing I can be reached at
(302) 791-1170.


Very truly yours,

Theresa M. Thompson




                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act Rule Number:

     811-2919

2.   State identification Number:   SEE ATTACHED

3.   Exact name of investment company as specified in registration statement:

     MUNICIPAL FUND FOR TEMPORARY INVESTMENT

4. Address of principal executive office (number, street, city, state, zip code):

     400 BELLEVUE PARKWAY, WILMINGTON, DE   19809







PFPC INC.                                                   REV. 01/27/98
BLUE SKY DEPARTMENT                                             FYE:11/30
                    MUNICIPAL FUND FOR TEMPORARY INVESTMENT
                          BLUE SKY REGISTRATION CHART

STATE           REGISTRATION PERIOD  REGISTRATION AMOUNT   PERMIT #

AL
MUNI FUND-PORT      05/05/97-05/04/98      100,000       700798
MUNI CASH-PORT      09/20/97--09/19/98    INDEFINITE   NM149703175

AK
MUNI FUND-PORT      10/28/96-10/28/98      100,000      97-00831
MUNI CASH-PORT      11/21/96-11/21/98      100,000      97-01165

AZ
MUNI FUND SHARES      12/01/96-11/30/97      INDEFINITE      S-0012378
MUNI FUND $           12/01/96-11/30/97      INDEFINITE      S-0031435
MUNI CASH SHARES      12/01/96-11/30/97      INDEFINITE      S-AA12378
MUNI CASH $           12/01/96-11/30/97      INDEFINITE      S-0030737

AR
MUNI FUND-PORT      12/01/96-11/30/97      150,000      80-M0237-01
MUNI CASH-PORT      12/01/96-11/30/97      150,000      80-M0237-02

CA
MTI                 12/01/96-11/30/97      INDEFINITE      503-0116

CO
MTI                 12/01/97--11/30/98      BLUE CHIP      IC-91-00-600

CT
MUNI FUND           12/01/96-11/30/97      INDEFINITE      SI23738
MUNI CASH           12/01/96-11/30/97      INDEFINITE      SI23039

DE
MUNIFUND             03/08/97-03/08/98      100,000      ------
MUNICASH             03/08/97-03/08/98      100,000      ------

FL
MTI                 09/30/96-09/30/97      INDEFINITE      13615

GA
MTI                11/06/96-01/06/98      INDEFINITE      56-871588

HI
MUNIFUND           12/01/97-11/30/98      BLUE CHIP      ------
MUNICASH           12/01/96-11/30/97      BLUE CHIP      ------

ID
MUNI FUND-PORT      12/01/97-11/30/98      INDEFINITE      13649
MUNI CASH-PORT      12/01/97-11/30/98      INDEFINITE      21181

IL
MTI                09/26/97-09/26/98      INDEFINITE      R9737427

IN
MTI                12/01/96-11/30/97      INDEFINITE      97-0137 IC

IA
MUNI FUND SHARES      05/15/97-05/15/98      INDEFINITE      I-28087
MUNI FUND $           05/15/97-05/15/98      INDEFINITE      I-28086
MUNI CASH SHARES      03/15/97-03/15/98      INDEFINITE      I-27581
MUNI CASH $          03/15/97-03/15/98      INDEFINITE      I-27580

KS
MUNI FUND-PORT      07/01/96-07/01/97      200,000      92S0002229
MUNI CASH-PORT      07/01/97-07/01/98      200,000      92S0002228
MUNIFUND            07/01/97-07/08/98       200,000      92S0002229

KY
MTIFUNDPR             05/06/97-05/06/98      INDEFINITE      M10952
MTICASHPR             03/08/97-03/08/98      INDEFINITE      M16978
MTIFUNDDPR            09/25/97-09/25/98      INDEFINITE      M33150

LA
MTIFUNDPR             10/06/97-10/06/98      100,000      52723
MTICASHPR             04/10/97-04/10/98      100,000      45666
MTIFUNDDPR            08/25/97-08/25/98      100,000      52124

ME
MUNI FUND SHARES      01/29/97-01/29/98      INDEFINITE      97-3268
MUNI FUND $           01/29/97-01/29/98      INDEFINITE      97-3269
MUNI CASH SHARES      01/29/97-01/29/98      INDEFINITE      96-3937
MUNI CASH $           01/29/97-01/29/98      INDEFINITE      96-3938

MD
MUNI FUND SHARES      12/01/96-11/30/97      INDEFINITE      SM940677
MUNI FUND $           12/01/96-11/30/97      INDEFINITE      SM940678
MUNI CASH SHARES      12/01/96-11/30/97      INDEFINITE      SM940679
MUNI CASH $           12/01/96-11/30/97      INDEFINITE      SM940680

MA
MUNI FUND SHARES      12/01/97--11/30/98      INDEFINITE      960050-MR
MUNI FUND $           12/01/97--11/30/98      INDEFINITE      960054-MR
MUNI CASH SHARES      12/01/97--11/30/98      INDEFINITE      960049-MR
MUNI CASH $           12/01/97--11/30/98      INDEFINITE      960048-MR

MI
MUNI FUND SHARES      04/25/97-04/25/98      100,000      219325
MUNI FUND $           03/31/97-03/31/98      100,000      223015
MUNI CASH SHARES      03/01/97-03/01/98      100,000      222573
MUNI CASH $           03/01/97-03/01/98      100,000      222572

MN
MTI                   01/18/89-11/30/98      200,000      R-18095

MS
MUNI FUND-SHARES      04/08/97-04/08/98      150,000      MF94-04-048
MUNI FUND $           04/08/97-04/08/98      150,000      MF94-04-049
MUNI CASH-SHARES      04/08/97-04/08/98      150,000      MF94-04-050
MUNI CASH $           04/08/97-04/08/98      150,000      MF94-04-051

MO
MUNI FUND-PORT      12/01/97--11/30/98      INDEFINITE      206435
MUNI CASH-PORT      12/01/97--11/30/98      INDEFINITE      206435

MT
MUNI FUND-SHARES      05/08/97-05/08/98      200,000      031324
MUNI FUND $           05/08/97-05/08/98      200,000      015037
MUNI CASH-SHARES      03/06/97-03/06/98      200,000      031323
MUNI CASH $           03/06/97-03/06/98      200,000      015093

NE
MUNI FUND SHARES      05/09/97-05/09/98      100,000      011886
MUNI FUND $           08/17/97-08/17/98      100,000      85228
MUNI CASH SHARES      03/12/97-03/12/98      100,000      81228
MUNI CASH $           03/12/97-03/12/98      100,000      81166

NV
MUNI FUND-PORT      12/01/97-11/30/98      BLUE CHIP      --------
MUNI CASH-PORT      12/01/97-11/30/98      BLUE CHIP      --------

NH
MUNI FUND SHARES      05/01/97-04/30/98      INDEFINITE      --------
MUNI FUND $           05/01/97-04/30/98      INDEFINITE      --------
MUNI CASH SHARES      05/01/97-04/30/98      INDEFINITE      --------
MUNI CASH $           05/01/97-04/30/98      INDEFINITE      --------

NJ            ***** EXEMPT *********************************************

NM
MUNI FUND SHARES      11/04/96-11/04/97      BLUE CHIP      969244
MUNI FUND $           05/16/97-05/16/98      BLUE CHIP      972889
MUNI CASH SHARES      11/04/96-11/04/97      BLUE CHIP      969245
MUNI CASH $           05/16/97-05/16/98      BLUE CHIP      972735

NY
MUNI FUND-PORT      09/18/94-09/18/98      INDEFINITE      19-85-95
MUNI CASH-PORT      06/03/93-06/03/97      INDEFINITE      22-17-45

NC
MTI                 01/01/97-12/31/97       100,000      4001

ND
MUNI FUND-$           02/01/97-02/01/98      100,000      H986
MUNI FUND-SHARES      12/01/96-11/30/97      INDEFINITE      S-0315
MUNI CASH-SHARES      03/27/97-03/27/98      100,000      4982
MUNI CASH-$           03/01/97-03/01/98      100,000       K061

OH
MTIFUNDPR           06/13/97-07/13/98      100,000      99043
MTIFUNDDPR          10/06/97-11/06/98      100,000      10782
MTICASHPR           06/13/97-07/13/98      100,000      94641

OK
MUNI FUND-DPR       08/28/97-08/28/98      200,000      I-390796
MUNI FUND-PR        08/28/97-08/28/98      200,000      I-373997
MUNI CASH-PROS      03/11/97-03/11/98      200,000      I-179797


OR
MUNIFUND-PROS        03/08/97-03/08/98      BLUE CHIP      25841-M
MUNI FUND-(DPR)      09/10/97-09/10/98      BLUE CHIP      96-1079
MUNI CASH-PROS       03/08/97-03/08/98      BLUE CHIP      22830-M

PA
MTI             01/29/97-01/29/98      999,000,000      87-08-188-MF

RI
MUNI FUND-PORT      10/25/97-10/25/98      BLUE CHIP      --------
MUNI CASH-PORT      10/25/97-10/25/98      BLUE CHIP      --------

SC
MUNI FUND-PORT      03/27/97-03/27/98      999,999,999      MF4621
MUNI CASH-PORT      02/21/97-02/21/98      999,999,999      MF4418

SD
MUNI FUND-PORT      05/08/97-05/08/98      1,000,000      7137
MUNI CASH-PORT      03/05/97-03/05/98      100,000      11378
           ***At renewal time, must re-reg to class level***cak

TN
MUNI FUND SHARES      12/01/97--11/30/98      INDEFINITE      RM98-1524
MUNI FUND $           12/01/97--11/30/98      INDEFINITE      RM98-1524
MUNI CASH SHARES      12/01/97--11/30/98      INDEFINITE      RM98-1524
MUNI CASH $           12/01/97--11/30/98      INDEFINITE      RM98-1524

TX
MUNI FUND SHARES      01/31/98--01/31/99       50,000      C-25307
MUNI FUND $           01/31/98--01/31/99       50,000      C-40966
MUNI CASH SHARES      01/31/98--11/31/99      100,000      C-24137
MUNI CASH $           01/31/98--01/31/99       50,000      C-40419

UT
MTIFUNDPR           05/02/97-05/02/98      BLUE CHIP      A-60566-43
MTIFUNDDPR          03/14/97-03/14/98      BLUE CHIP      A-60402-43
MTICASHPR           03/07/97-03/07/98      BLUE CHIP      A-53731-45

VT
MUNI FUND $ SH        12/21/97-12/21/98      400,000      12/03/93-01
MUNI FUND SHARES      11/30/97-11/30/98      400,000      12/30/91-01
MUNI CASH $ SH        12/21/97-12/21/98      400,000      12/03/93-02
MUNI CASH SHARES      11/30/97-11/30/98      400,000      12/30/91-02


VA
MTI                   03/23/97-03/23/98      INDEFINITE      987

WA
MUNI FUND-SH          05/20/97-05/20/98      100,000      C-20501
MUNI FUND-$ SH        03/18/97-03/18/98      100,000      C-38347
MUNI CASH-SHARES      03/20/97-03/20/98      100,000      C-19903
MUNI CASH-$ SH        03/20/97-03/20/98      100,000      C-38049

WV
MTI                07/01/95-99/99/99      1,200,000      BC516

WI
MUNI FUND SHARES      12/01/96-11/30/97      INDEFINITE      I-603-KJE
MUNI FUND $           12/01/96-11/30/97      INDEFINITE      263644-03
MUNI CASH SHARES      12/01/96-11/30/97      INDEFINITE      I-4049-KJS
MUNI CASH $           12/01/96-11/30/97      INDEFINITE      263642-03

WY
MTI                     12/01/97-11/30/99      BLUE CHIP      17807

KEY
------
MTI: FUND
MUNIFUND:PORT
MUNICASH:PORT
MUNICASHS:CLASS
MUNICASHD:CLASS
MUNIFUNDS:CLASS
MUNIFUNDD:CLASS

 KY, LA, OH, UT:
MTICASHPR: MUNICASH PROSPECTUS
MTIFUNDPR: MUNIFUND PROSPECTUS
MTIFUNDDPR: MUNIFUND $ PROSPECTUS





KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, PA   19103-7212

Independent Auditors' Report

To the Trustees and Shareholders of
   Municipal Fund for Temporary Investment
and the Securities and Exchange Commission:

We have examined management's assertion (included in its representation letter dated January 9, 1998) that the Munifund and Municash Portfolios of Municipal Fund for Temporary Investment ("the Funds") complied with the provisions of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940, as of November 30, 1997 and for the period from June 30, 1997 through November 30, 1997. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertions about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those provisions and performing such other procedures as we consider necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1997, and for the period from June 30, 1997 (the date of our last examination) through November 30, 1997, with respect to securities transactions:

  Reconciliation of all such securities to the books and records of the Fund with PNC Bank, N.A. (the Custodian);

  Confirmation of all securities of the Funds located in the vault of Bankers Trust Company of New York as of November 30, 1997;

  Verification of all securities held as of November 30, 1997 in book entry form by The Depository Trust Company;

  Confirmation of all securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents (if any);

 Tested selected securities transactions since the date of our last report.

We believe our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds' were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1997 and for the period from June 30, 1997 through November 30, 1997, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Municipal Fund for Temporary Investment and the Securities and Exchange Commission and should not be used for any other purpose.

/s/KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Philadelphia, PA
January 9, 1998





KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, PA   19103-7212

Independent Auditors' Report

To the Trustees and Shareholders of
    Municipal Fund for Temporary Investment
and the Securities and Exchange Commission:


We have examined management's assertion (included in its representation letter dated July 2, 1997) that the Munifund and Municash Portfolios of Municipal Fund for Temporary Investment ("the Funds") complied with the provisions of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940, as of June 30, 1997 and for the period from April 15, 1997 through June 30, 1997. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertions about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those provisions and performing such other procedures as we consider necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1997, and for the period from April 15, 1997 (the date of our last examination) through June 30, 1997, with respect to securities transactions:

  Reconciliation of all such securities to the books and records of the Funds with PNC Bank, N.A. (the Custodian);

  Confirmation of all securities of the Funds located in the vault of Bankers Trust Company of New York as of June 30, 1997;

  Verification of all securities held as of June 30, 1997 in book entry form by The Depository Trust Company;

  Confirmation of all securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents (if any);

  Tested selected securities transactions since the date of our last report.

We believe our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1997 and for the period from April 15, 1997 through June 30, 1997, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Municipal Fund for Temporary Investment and the Securities and Exchange Commission and should not be used for any other purpose.

/s/KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Philadelphia, PA
July 2, 1997





KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, PA   19103-7212

Independent Auditors' Report

To the Trustees and Shareholders of
    Municipal Fund for Temporary Investment
and the Securities and Exchange Commission:

We have examined management's assertion (included in its representation letter dated April 17, 1997) that the Munifund, Municash and Intermediate Municipal Fund Portfolios of Municipal Fund for Temporary Investment ("the Funds") complied with the provisions of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940, as of April 15, 1997 and for the period from November 30, 1996 through April 15, 1997. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertions about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those provisions and performing such other procedures as we consider necessary in the circumstances. Included among our procedures were the following tests performed as of April 15, 1997, and for the period from November 30, 1996 (the date of our last examination) through April 15, 1997, with respect to securities transactions:

  Reconciliation of all such securities to the books and records of the Funds with PNC Bank, N.A. (the Custodian);

  Confirmation of all securities of the Funds located in the vault of Bankers Trust Company of New York as of April 15, 1997;

  Verification of all securities held as of April 15, 1997 in book entry form by The Depository Trust Company;

  Confirmation of all securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents (if any);

  Tested selected securities transactions since the date of our last report.

We believe our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of April 15, 1997 and for the period from November 30, 1996 through April 15, 1997, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Municipal Fund for Temporary Investment and the Securities and Exchange Commission and should not be used for any other purpose.

/s/KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Philadelphia, PA
April 17, 1997